                           AMGEN TO ACQUIRE SYNERGEN
                              FOR $9.25 PER SHARE

Amgen Contact:                     Amgen Contact:          Synergen Contact:
Sarah H. Crampton                  David Kaye              Susan Eustes
Director, Investor Relations,      Manager                 Director
Corporate Communications           Product Communications  Investor Relations
Amgen                              Amgen                   Synergen
(805) 447-1659                     (805) 447-6692          (303) 938-6242

FOR IMMEDIATE RELEASE

THOUSAND OAKS, Calif., November 18, 1994 -- Amgen and Synergen today announced that they have entered into a definitive agreement through which Amgen will acquire Synergen.

Under the merger agreement, Amgen will commence a cash tender offer for all outstanding shares of Synergen common stock for $9.25 per share. Any shares not purchased in the offer will be acquired for the same price in cash, in a second-step merger. Synergen currently has approximately 25,900,000 shares outstanding.

In the merger, Amgen will acquire Synergen's product pipeline, which includes Glial Derived Neurotrophic Factor (GDNF), Tumor Necrosis Factor binding protein (TNFbp), Interleukin-1 receptor antagonist (IL-1ra), Nerve Growth Factor (NGF) and Ciliary Neurotrophic Factor (CNTF). NGF and CNTF were being developed jointly with Syntex (USA) Inc.

Upon completion of the merger, Amgen will direct one of the strongest and most diversified inflammation and neurobiology research programs in the biotechnology industry.

"This acquisition is a unique strategic fit between Synergen's capabilities and product candidates in neurobiology and inflammation and Amgen's expanding programs in these two medically important areas," said Gordon Binder, Amgen's chairman and chief executive officer.

"The integration of Amgen and Synergen neurobiology and inflammation research people and product candidates will expand and accelerate Amgen's programs in these challenging therapeutic areas. We are particularly enthusiastic about GDNF, a potential neurobiology product in pre-clinical studies, and TNFbp, now in clinical trials. We are very pleased to have entered into this agreement with Synergen."

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AMGEN TO ACQUIRE SYNERGEN FOR $9.25 PER SHARE
PAGE 2 OF 2

"Perhaps the most important aspect of this agreement, and the one that gives me great personal satisfaction, is the potential opportunity for Amgen to do what it does best, that is to provide very ill patients with medicines that can improve both their health and the quality of their lives," Binder said.

Gregory Abbott, Synergen's president and chief executive officer, said, "The merger represents an optimal strategic solution for Synergen's stockholders and employees, one that builds on each company's outstanding scientific capabilities. This combination of highly complementary research organizations will propel the rapid development of Synergen's products for treating neurological and inflammatory diseases."

The proposed acquisition is subject to the purchase of a majority of the outstanding shares of Synergen common stock in the tender offer, clearance under the Hart-Scott-Rodino Antitrust Improvements Act, and various other conditions. The offer will begin no later than November 29, 1994 and will remain open for a minimum of 20 business days. CS First Boston has been retained to act as dealer/manager of the tender offer. Morgan Stanley provided financial advisory services to Synergen's board of directors. Amgen and Synergen anticipate that the acquisition will be completed by December 31, 1994.

Amgen anticipates that the acquisition will result in an immediate one-time after-tax charge to earnings of approximately $130 million, or $0.93 per share for the year, primarily associated with the write-off of in-process research and development and other costs associated with the acquisition. The acquisition is expected to reduce earnings by about $0.10 per share in 1995 and by $0.05 in 1996, as a result of increased research and development expenditures. Thereafter, the acquisition should be neutral or beneficial to earnings.

Amgen (NASDAQ: AMGN), the world's largest biotechnology company, discovers, develops, manufactures and markets human therapeutics based on advanced cellular and molecular biology. With 1993 sales of more than $1.3 billion, Amgen has more than 3,300 staff members and operations in 14 countries.

Synergen (NASDAQ: SYGN), is a biotechnology company in Boulder, Colorado engaged in the discovery, development and manufacture of protein-based pharmaceuticals. The company's research has been primarily concentrated in inflammation and neurobiology.